UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ALEXZA PHARMACEUTICALS, INC.

(Name of Subject Company)

ALEXZA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

015384 209

(CUSIP Number of Class of Securities)

Thomas B. King

President and Chief Executive Officer

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, California 94043

(650) 944-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Brent Fassett, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021

(720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Alexza Pharmaceuticals, Inc. (“Alexza”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016, as amended by Amendment No. 1 on June 3, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ferrer Pharma, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Parent”), to purchase all of the outstanding shares of Alexza’s common stock (collectively, the “Shares”), at a price per Share of $0.90, net to the holder in cash, subject to reduction for any applicable withholding taxes and without interest, plus one contractual contingent value right per Share, each referred to as a CVR, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial advisor, Guggenheim Securities, LLC for fees and expenses for services in connection with the Offer (as defined below) and subsequent merger of Alexza with and into Purchaser, and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into by Parent and the rights agent thereunder, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), each filed by Parent and Purchaser with the SEC on May 23, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

The eighth paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for Recommendation—Background of the Offer” of Item 4 on page 19 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“On March 29, 2016, Parent’s representatives communicated to Alexza’s representatives its desire to maintain a constant transaction value at the level implied by 20-day trailing volatility equal to approximately 120% and an upfront cash consideration component at a price per Share of $1.04. Under their respective warrant agreements, when applying a Black-Scholes formula specified in the warrant agreements, warrant holders have the right to choose annualized volatility for a 20-day period within a 100-day trading period ending on the day immediately after the public announcement of a transaction. The volatility of trading price of Alexza’s common stock increased following Parent’s Schedule 13D filing and Alexza’s 20-day trailing volatility had reached a peak of 327% on March 24, 2016. Given this increase, the Black-Scholes value of Alexza’s out-of-the-money warrants increased to approximately $3.7 million from approximately $400,000. The Black-Scholes value of Alexza’s out-of-the-money warrants was calculated using the Bloomberg OV function with the volatility peak of 327%, an estimated share price of $1.04 and the estimated yield to warrant expiry using the Bloomberg ICUR function. Consequently, Parent indicated its intent to decrease the upfront cash consideration component based on the final cost of the cash payment to be made to the holders of Alexza’s outstanding warrants in connection with the Transactions. The specific per share price was to be determined at a later date. Parent reiterated its intent that the upfront cash consideration be decreased during a telephone conference with Alexza on April 21, 2016. On May 4, 2016, Parent proposed to Alexza a price per Share of $0.89 for the upfront cash consideration component, and on May 5, 2016, Alexza and Parent agreed in principle on a price per Share of $0.90 for the upfront cash consideration component, subject to resolution of the remaining issues in the Merger Agreement and CVR Agreement.”

The following discussion is hereby inserted immediately following the last paragraph in the section “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background of the Offer” of Item 4 on page 23 of the Schedule 14D-9:

“Liquidation Analysis

In connection with the Offer, Alexza’s senior management reviewed Alexza’s going forward business prospects (as a stand-alone company) as compared to the Offer and prepared a liquidation analysis (the “Liquidation Analysis”) based on Alexza satisfying its existing creditors and other payment obligations. The Liquidation Analysis was prepared assuming both a high and low scenario regarding the distribution to Alexza’s stockholders in a liquidation based on certain assumptions regarding Alexza’s assets and liabilities. The Liquidation Analysis indicated that a liquidation of Alexza would result in its stockholders receiving an estimated liquidation value per share of Alexza common stock of $0.00. Alexza’s senior management prepared the Liquidation Analysis because, as described in further detail under the headings “The Solicitation or Recommendation—Opinion of Financial Advisor—Overview” and “The Solicitation or Recommendation—Opinion of Financial Advisor—Summary of Material Analysis” of this Item 4, if Alexza was unable to complete the Transactions, Alexza would be forced to liquidate its operations. This conclusion was based on, among other factors, the fact that Alexza’s liquidity resources were insufficient to satisfy its outstanding credit and payment obligations, Alexza’s recurring operating losses and recent and prospective negative free cash flow raised substantial uncertainty as to Alexza’s ability to continue as a going concern, the termination of Alexza’s marketing arrangement in the United States for its sole approved product and Alexza’s failure to receive any actionable offers to locate a new marketing partner despite a solicitation process, the unwillingness of Alexza’s existing investors to invest any substantial additional capital in Alexza at reasonable terms, Alexza’s inability to identify any alternative sources of financing at commercially reasonable terms, the probable delisting of Alexza’s common stock from the NASDAQ Capital Market and that the Offer was the only actionable offer to Alexza despite a fulsome solicitation process. As a result, absent the Offer, in the view of Alexza’s senior management, a liquidation was Alexza’s only viable option.

The Liquidation Analysis, prepared as of April 25, 2016 and assuming a liquidation date of May 13, 2016, is as follows (in thousands):

Estimated assets (at May 13, 2016)	Low	High
Cash balance	$3,598	$3,598
Property and equipment	942	2,827
ADASUVE U.S. license (1)	4,000	12,000
Other assets (security deposits) (2)	192	383
Facility lease	0	0

	8,732	18,808

Estimated liabilities (at May 13, 2016)
Severance - two weeks	204	204
Severance - remaining contractual amount in excess of two weeks	1,717	1,717
Other estimated wind down costs	1,729	1,248
Accounts payable	1,351	851
Accrued clinical trial liabilities	429	179
Other accrued liabilities	2,395	1,895
Payment obligation to Atlas	2,000	6,000
Payment obligation to Symphony	400	1,200
Financing obligations to Ferrer	5,000	5,000
Noncurrent portion of financing obligations	20,000	20,000

	35,226	38,295
Estimated assets less estimated liabilities	($26,494)	($19,487)

(1)	In preparing the Liquidation Analysis, Alexza’s senior management used an estimated asset value range for the U.S. rights to ADASUVE of $4 to $12 million. This range was determined based on, among other things, market data regarding the product performance of ADASUVE in the United States during Alexza’s commercial partnership with Teva, capital investments that a new partner would need to make in order to commercialize ADASUVE in the United States, ongoing discussions with the FDA regarding ADASUVE’s label restrictions and estimates of potential new collaboration terms.

ADASUVE is subject to a Risk Evaluation and Mitigation Strategy (“REMS”) program and its current label restricts the product to be used only in a hospital setting where upper airway management, including intubation and mechanical ventilation, capability is available. Teva has approached the FDA with a request to modify the REMS and the label to potentially allow ADASUVE to be sold for use in additional facilities, such as, for example, psychiatric hospitals and free-standing psychiatric emergency services. The negotiation with the FDA is ongoing and may result in label and REMS modifications for ADASUVE. If Alexza were to receive the requested label change, management determined a potential asset value of $4 million. Under certain scenarios of an expanded label change, management determined there may be a possibility to increase the value up to $12 million for the U.S. commercial rights to ADASUVE. However, the outcome of discussions with the FDA is unpredictable and cannot be known at this time. This adds a significant variable to the Liquidation Analysis which Alexza’s senior management does not control. For instance, based on the sales data of ADASUVE in the U.S. and the current label restrictions, parties that showed interest in acquiring the U.S. commercial rights to ADASUVE were not willing to pay any upfront payments, but instead offered only royalties on product sales, in which case the asset value would have been lower than $4 million.

(2)	In preparing the Liquidation Analysis, Alexza’s senior management did not give effect to $2.9 million of prepaid expenses and other current assets, because this amount represents primarily a capitalized debt issuance cost related to the Atlas Notes and has no liquidation value.”

The third bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“•	the belief of the Alexza Board that the milestones in the CVR Agreement regarding ADASUVE and Alexza’s non-ADASUVE product candidates are reasonably achievable under the applicable timeframes based on the Alexza Board’s review of the terms of past collaborations and potential market size analysis, previous product partnering term sheets, past projections by Alexza’s commercial partners, third-party financial models regarding ADASUVE, Parent’s comments on the value of Alexza’s product candidates in different commercial markets, potential changes in the approved labeling for ADASUVE in the EU and the U.S., the fact that since 2007 Alexza has completed development collaborations for various Staccato-based products other than ADASUVE, third parties continued expressions of interest in potential collaborations for Staccato based products and the greater resources made available through the acquisition of Alexza by Parent;”

The sixth bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“•	the belief of the Alexza Board, based on the Liquidation Analysis described in more detail under the section titled “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Liquidation Analysis” of this Item 4, that a liquidation of Alexza would result in its stockholders receiving an estimated liquidation value per share of Alexza common stock of $0.00, which is substantially less than the consideration being offered by Parent;

The third bullet point in the second paragraph under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Overview” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“•	reviewed certain non-public business and financial information regarding Alexza’s business and prospects, including the Liquidation Analysis, all as prepared and provided to Guggenheim Securities by Alexza’s senior management;”

The first paragraph under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Summary of Material Analysis” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“In connection with its opinion, Guggenheim Securities reviewed and considered the Liquidation Analysis prepared by Alexza’s senior management and noted that the estimated liquidation value per share of Alexza common stock (i.e., $0.00 per share) in the event of a liquidation or bankruptcy of Alexza was materially less than the Merger Consideration to be received by the holders of Alexza common stock pursuant to the Transactions. As noted above, in arriving at its opinion the only financial analysis Guggenheim Securities reviewed and considered was the Liquidation Analysis. Guggenheim Securities did not analyze any financial forecasts regarding Alexza because Guggenheim Securities was advised by Alexza’s senior management that, as a result of the Special Situational Factors, Alexza no longer had a business plan for continuing as a stand-alone going concern; accordingly, Guggenheim Securities did not perform certain traditional valuation methodologies (including, among others, discounted cash flow analysis, precedent merger and acquisition transaction analysis or comparable company analysis). As a result, Guggenheim Securities’ analysis was limited to a comparison of the Merger Consideration as compared to the estimated liquidation value per share of Alexza common stock. Guggenheim Securities’ presentation of its opinion to the Alexza Board was supplemented by oral discussion, the nature and substance of which may not be fully described herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by removing the “+” symbol from Exhibit (a)(5)(F) in the list of Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by removing the following sentence to the end of the list of Exhibits:

“+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.”

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating Exhibit (a)(5)(F) as previously filed with the Schedule 14D-9 in the form of Exhibit (a)(5)(F) as filed with this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2016	ALEXZA PHARMACEUTICALS, INC.

	By:	/s/ Thomas B. King
Thomas B. King President and Chief Executive Officer